EXHIBIT 99.1

Electra Provides Construction Progress Update on North America’s Only Cobalt Sulfate Refinery

TORONTO, March 19, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a North American critical minerals refining company, today provided a construction progress update for its cobalt sulfate refinery project in Ontario. The project continues to advance beyond detailed engineering, with procurement and installation activities progressing in line with the Company’s previously announced construction plan and budget.

The refinery is expected to become North America’s only battery-grade cobalt sulfate production facility, with mechanical completion targeted for the second quarter of 2027 and commissioning activities beginning in advance of that milestone.

“Steady progress continues at the North American refinery project site,” said Paolo Toscano, Vice President, Projects and Engineering. “With early works now largely complete, including key infrastructure installations and engineering milestones, the project is well positioned to transition into its next phase of construction.”

Engineering work across several process and infrastructure systems is delivering results. The fire suppression system design has been completed, as well as the piping and instrumentation design (P&ID). The finalized P&ID is now being integrated into the refinery’s 3D plant model. Electra also completed a comprehensive tailings area testwork program, including test pits, boreholes and laboratory testing of site samples. The resulting data has been delivered to the engineering team to support detailed design of the tailings management area.

Within the refinery’s solvent extraction (SX) building, survey and layout work has been completed for anchor bolt placement supporting the pregnant leach solution (PLS) filter platform, and the raffinate tanks have been positioned, grouted and anchored in place. These steps establish key equipment foundations within the SX circuit ahead of upcoming mechanical installation activities.

Installation of several effluent tanks has now been completed, expanding the site’s process water and effluent management infrastructure and building on earlier completed site works including installation of structural pipe racks connecting major process buildings, clarifier tank installations, and upgrades to site power infrastructure and construction support facilities.

Purchase orders for key process systems have been awarded, including for the plant control system, bag breaker system, neutralization clarifier, SX strip solution filter, and PLS filter platform. In total, these awards represent approximately C$1.9 million in equipment and installation packages and further position the project for upcoming construction activities.

Procurement efforts build on previously disclosed progress, with the majority of major mechanical and electrical equipment already secured and delivered to site, significantly reducing supply chain risk as construction advances.

Earlier this year, Electra’s Board of Directors approved a US$73 million construction budget and execution schedule designed to advance the refinery through mechanical completion in the second quarter of 2027, with commissioning activities beginning in late 2026 and production ramp-up expected in 2027.

Once operational, the facility will establish a critical piece of North America’s battery materials supply chain by producing battery-grade cobalt sulfate for the region’s growing electric vehicle and energy storage markets.

Nasdaq Notice Update

The Company also announces that on March 16, 2026, it received a notice (“Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq Capital Market, and the Company's operations are not affected by the receipt of the Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until September 14, 2026, to regain compliance with the Minimum Bid Requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

If at any time before September 14, 2026, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by September 14, 2026, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance.

The Company will closely monitor the situation and is considering various strategies to regain compliance with the Minimum Bid Requirement under Nasdaq’s Listing Rules. This notice does not have any impact on the listing of the Company's common shares on the TSX Venture Exchange.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements in this release relating to the Notice, the Company’s ability to regain compliance with the Minimum Bid Requirement within the applicable compliance period or any extension thereof, the continued listing of the Common Shares on the Nasdaq Capital Market, the potential availability and timing of any additional compliance periods, the consideration of strategic alternatives to regain compliance, statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to, the risk that the Company may be unable to regain compliance with the Minimum Bid Requirement within the prescribed timeframes or at all, that the Company may not qualify for or obtain an additional compliance period, that market conditions or trading prices of the Common Shares may not support sustained compliance, that Nasdaq may exercise its discretion under applicable listing rules, that the Company may determine not to effect a Reverse Split or that a Reverse Split, if effected, may not have the intended effect of regaining or maintaining compliance, and the risk of potential adverse market perception or volatility associated with any such actions. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.